Exhibit 99.3
FIRST AMENDING AGREEMENT
TO
FOURTH AMENDED AND RESTATED
CREDIT AGREEMENT
BETWEEN:
PENGROWTH CORPORATION
(as Borrower)
- and -
THE FINANCIAL INSTITUTIONS NAMED HEREIN
IN THEIR CAPACITIES AS LENDERS
(as Lenders)
- and -
ROYAL BANK OF CANADA
(as Administrative Agent)
- and -
BANK OF MONTREAL,
THE TORONTO-DOMINION BANK and
NATIONAL BANK OF CANADA
(AS CO-SYNDICATION AGENTS)
October 2, 2006
Burnet, Duckworth & Palmer LLP
Bennett Jones LLP

FIRST AMENDING AGREEMENT
This First Amending Agreement is made as of October 2, 2006.
AMONG:
PENGROWTH CORPORATION, a corporation incorporated under the laws of the Province of Alberta, having an office in Calgary, Alberta
OF THE FIRST PART
and
ROYAL BANK OF CANADA (“RBC”), BANK OF MONTREAL (“BMO”), THE TORONTO-DOMINION BANK (“TD”), NATIONAL BANK OF CANADA (“NBC”), CANADIAN IMPERIAL BANK OF COMMERCE (“CIBC”), ALBERTA TREASURY BRANCHES (“ATB”), HSBC BANK CANADA (“HSBC”), THE BANK OF NOVA SCOTIA (“BNS”), UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH (“UBOC”) and SOCIÉTÉ GÉNÉRALE (CANADA BRANCH) (“SG”), all Canadian financial institutions in their capacities as Lenders
OF THE SECOND PART
and
ROYAL BANK OF CANADA, a Canadian chartered bank, in its capacity as Agent
OF THE THIRD PART
          WHEREAS RBC, BMO, TD, NBC, CIBC, ATB, HSBC and BNS (the “Existing Lenders”), the Borrower and the Agent are parties to a Fourth Amended and Restated Credit Agreement dated June 16, 2006 (the “Credit Agreement”);
          AND WHEREAS the Borrower, the Lenders and the Agent wish to amend the Credit Agreement and UBOC and SG wish to become new Lenders thereunder;
          NOW THEREFORE, in consideration of the premises, the covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties hereto agree as follows:
ARTICLE 1
INTERPRETATION
1.1 Definitions
          All capitalized terms used but not otherwise defined herein shall have the same meaning ascribed thereto in the Credit Agreement. In addition, the following capitalized terms and phrases shall have the following meanings:

“Amended Credit Agreement” means the Credit Agreement as amended and supplemented by this Agreement, and as it may be further amended, modified, supplemented or restated from time to time;
“Effective Date” means the date on which all of the conditions precedent in Section 4.1 of this Agreement have been satisfied or waived by the Lenders;
“Esprit Credit Facilities” means those credit facilities provided to Esprit Exploration Ltd. under a credit agreement dated April 29, 2005 with a syndicate of lenders and Canadian Imperial Bank of Commerce, as agent;
“Esprit Designated Subsidiaries” means Esprit Exploration Ltd. and Esprit Exchangeco Ltd., both corporations governed by the laws of Canada, and “Esprit Designated Subsidiary” means either of them;
“Esprit Subsidiaries” means any and all subsidiaries of Esprit Trust as in existence immediately prior to the merger, including without limitation, the Esprit Designated Subsidiaries;
“Esprit Trust” means Esprit Energy Trust, a trust established under the laws of the Province of Alberta;
“Information Circular” means the information circular and proxy statement of Esprit Trust dated August 22, 2006;
“Merger” means the merger of the Trust and Esprit Trust in accordance with the structure detailed in the Information Circular;
“Merger Closing Date” means October 2, 2006 or such later date (no later than October 16, 2006) as is acceptable to the Borrower and the Agent; and
“New Lenders” means UBOC and SG and “New Lender” means either of them.
1.2 Headings and Table of Contents
          The headings, the table of contents and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.3 References
          Unless something in the subject matter or context is inconsistent therewith, all references to Sections, Articles and Schedules are to Sections, Articles and Schedules to this Agreement. The words “hereto”, “herein”, “hereof”, “hereunder” and similar expressions and the term “Agreement” mean and refer to this First Amending Agreement.
1.4 Rules of Interpretation
          In this Agreement, unless otherwise specifically provided, the singular includes the plural and vice versa, “month” means calendar month, “quarter” means calendar quarter, “person” includes any individual, firm, partnership, company, corporation, joint venture, government, governmental body, agency or instrumentality, trust, unincorporated body of persons or association and “in writing” or “written” includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including telecopier.

1.5 Time
          Unless otherwise provided herein, all references to a time in this Agreement shall mean local time in Calgary, Alberta.
ARTICLE 2
AMENDMENTS
2.1 Lenders and Commitments
(a)	Effective as of the Effective Date, the Credit Agreement is amended as follows:
(i)	by making each New Lender a Lender under the Credit Agreement. Each New Lender agrees to be bound by the provisions of the Amended Credit Agreement applicable to a Lender and to perform its obligations as a Lender thereunder; and

(ii)	by increasing the Total Commitment from Cdn. $500,000,000 to Cdn. $950,000,000 and by allocating the same to the Lenders (including the New Lenders) such that the Commitments are as follows:

RBC	Cdn $ Redacted
BMO	Cdn $Redacted
TD	Cdn $ Redacted
NBC	Cdn $ Redacted
CIBC	Cdn $ Redacted
HSBC	Cdn $ Redacted
BNS	Cdn $ Redacted
ATB	Cdn $Redacted
UBOC	Cdn $ Redacted
SG	Cdn $ Redacted
(b)	The Borrower, the Agent and the Lenders acknowledge and agree that on the Effective Date, the Borrowings may not be outstanding in accordance with the Lender’s Proportion of each Lender and, in order to ensure that such Borrowings will be outstanding in accordance with the Lender’s Proportion of each Lender as soon as possible, agree as follows:
(i)	to make such adjustments to all Cdn. Prime Loans and U.S. Base Rate Loans so that such Loans are outstanding in accordance with the Lender’s Proportion of each Lender; and

(ii)	until such time as the Borrowings are outstanding in accordance with the Lender’s Proportion of each Lender, the definition of Majority Lenders shall be determined based on Borrowings outstanding rather than on the Total Commitment;

provided that nothing herein shall require that a Lender have Borrowings outstanding at any time in excess of its Commitment.
2.2 Addresses for Notices
          The address for notices for each New Lender shall be as follows:

Union Bank of California, N.A., Canada Branch
Suite 730, 440 — 2nd Avenue S.W.
Calgary, Alberta T2P 5E9
Attention: Redacted
Telecopier: Redacted
Société Générale (Canada Branch)
Suite 1800, 1501 McGill College Ave.
Montreal, Quebec H3A 3M8
Attention: Redacted
Telecopier: Redacted
2.3 Other Amendments
          Effective as of the Effective Date, the Credit Agreement is also amended as follows:
(a)	the following definition is hereby added to the Credit Agreement in its corresponding alphabetical order:

“Banking Day” means a day, other than (a) Saturday and Sunday, (b) a day on which commercial banks are required to be closed in Calgary, Alberta, Canada, Toronto, Ontario, Canada or New York, New York and (c) a day on which commercial banking institutions are required to be closed in London, England in the case of a Libor Loan;”

(b)	the definition of “Conversion Date” in the Credit Agreement is amended by replacing the words “Business Day” with the words “Banking Day”;

(c)	the definition of “Convertible Debt” in the Credit Agreement is amended as follows:
(i)	by deleting the word “issued” and replacing it with the words “created, issued, or assumed” in the first line thereof; and

(ii)	by deleting the words “incurred, assumed or guaranteed” and replacing them with the words “issued or assumed” in each of subsections (a) and (b) thereof;
(d)	the definition of “Drawdown Date” in the Credit Agreement is amended by replacing the words “Business Day” with the words “Banking Day”;

(e)	the definition of “Non-Acceptance Lenders” in the Credit Agreement is amended by inserting the words “or which cannot accept bankers’ acceptances in the ordinary course of its business” at the end of that definition;

(f)	the definition of “Schedule II Lender” in the Credit Agreement is amended by adding the words “(other than a Lender that is a Non-Acceptance Lender)” at the end of the definition; and

(g)	Section 8.3(d) of the Credit Agreement is amended by adding the words “subject to Section 8.1(v)” at the start of that Section.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1 Representations and Warranties
          The Borrower represents and warrants to the Agent and each of the Lenders, all of which representations and warranties shall survive the execution and delivery of this Agreement, that:
(a)	there exists no Default or Event of Default; and

(b)	the representations and warranties contained in Article 2 of the Credit Agreement (on the basis that this Agreement is a Loan Document) are true and correct as of the date hereof.
ARTICLE 4
CONDITIONS PRECEDENT
4.1 Conditions Precedent
          This Agreement shall become effective on the date hereof if, on such date, the following conditions precedent are satisfied:
(a)	as of such date, there exists no Default or Event of Default and if such date is other than the date hereof the Agent has received a certificate of the Borrower certifying the same;

(b)	the representations and warranties contained in Article 2 of the Credit Agreement (on the basis that this Agreement is a Loan Document) are true and correct as of such date if such date is other than the date hereof and the Agent has received a certificate of the Borrower certifying the same;

(c)	the Agent has received, in form and substance satisfactory to the Agent and the Lenders, the following:
(i)	a duly executed copy of this Agreement in sufficient numbers for distribution to each of the Lenders;

(ii)	a consent and confirmation from the Trust and each Designated Subsidiary currently in existence consenting to the provisions hereof and confirming that the Trust Guarantee or Designated Subsidiary Guarantee granted by it remains in full force and effect;

(iii)	certificates of status in respect of the Borrower and each Designated Subsidiary which is a corporation (or whose trustee is a corporation) issued under the laws of its jurisdiction of incorporation;

(iv)	partnership searches in respect of each Designated Subsidiary which is a partnership, under the laws of its jurisdiction of formation;

(v)	an officer’s certificate of the Borrower attaching thereto, inter alia, its certificate and articles of incorporation and by-laws (or, if no changes have been made since the date of the Credit Agreement, confirming no changes have been made), an incumbency certificate and authorizing resolutions;

(vi)	an officer’s certificate of the Trustee attaching thereto, inter alia, an incumbency certificate;

(vii)	an officer’s certificate of the Borrower attaching thereto any amendments to the Material Contracts not previously provided to the Agent, if any;

(viii)	an opinion of Bennett Jones LLP, counsel to the Loan Parties addressed to the Agent and each Lender with respect to the transactions provided for herein, including the due authorization, execution, delivery and enforceability of this Agreement and the consent and acknowledgement attached to this Agreement, in form and substance satisfactory to the Lenders, acting reasonably; and

(ix)	an opinion of Burnet, Duckworth & Palmer LLP, counsel to the Agent and the Lenders, addressed to the Agent and each Lender with respect to the transactions provided for herein, in form and substance satisfactory to the Lenders, acting reasonably;

(x)	such other documents, instruments, registrations and assurances as the Agent or the Lenders may reasonably request;
(d)	the Agent is satisfied, acting reasonably, that all necessary corporate, government and third party approvals and waivers required for the proper consummation of the Merger have been obtained and are in place, or that alternative arrangements acceptable to the Agent have been established and that the Merger will close substantially in accordance with the provisions of the Information Circular without material amendment thereto;

(e)	the Agent is satisfied, acting reasonably, that the proceeds of all increased Accommodations provided by the Lenders to the Borrower on the Merger Closing Date will be used to close the Merger and pay out the Esprit Credit Facilities, and that upon the payment of such proceeds, the Trust will own, directly or indirectly, all of the issued and outstanding shares and units of the Esprit Subsidiaries, and the Esprit Credit Facilities will upon the payment of such proceeds be repaid in full and cancelled, and all security therefor released;

(f)	the Agent is satisfied, acting reasonably, that no Default, Event of Default or Material Adverse Effect will occur as a result of the consummation of the Merger; and

(g)	prior to or concurrently with the execution of this Agreement, the Borrower has paid all fees which are then due which have been agreed to be paid by it in connection herewith to the Agent and the Lenders.
4.2 Waiver of a Condition Precedent
          The terms and conditions of Section 4.1 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent by or with the prior consent of all of the Lenders in whole or in part with or without terms or conditions.
4.3 Undertaking to Deliver Documents after Merger
          The Borrower confirms that, immediately upon completion of the Merger, each Esprit Designated Subsidiary shall be a Designated Subsidiary.
          The Borrower shall, immediately after consummation of the Merger, deliver to the Agent, in form and substance satisfactory to the Agent and the Lenders, the following:

(a)	a duly executed copy of a Designated Subsidiary Guarantee from each Esprit Designated Subsidiary, in sufficient numbers for distribution to each of the Lenders;

(b)	a duly executed copy of an amended and restated Subordination Agreement from the Borrower, the Trust and each Designated Subsidiary then in existence (including the Esprit Designated Subsidiaries) in sufficient numbers for distribution to each of the Lenders;

(c)	a certificate of status in respect of each Esprit Designated Subsidiary issued under the laws of its jurisdiction of incorporation;

(d)	an officer’s certificate of each Esprit Designated Subsidiary, attaching thereto, inter alia: (i) its articles of incorporation and by-laws; (ii) specimen signatures of the individuals who will be executing the Loan Documents on its behalf; and (iii) a resolution of its board of directors relating to its authority to execute, deliver and perform its obligations under the Loan Documents to which it is then a party and the manner in which and by whom the foregoing documents are to be executed and delivered;

(e)	an opinion of Bennett Jones LLP addressed to the Agent and each Lender with respect to the Loan Documents delivered pursuant to this subsection; and

(f)	such other closing documents and documentation which the Agent may reasonably request.
ARTICLE 5
FEES
5.1 Fees
          The Borrower agrees to pay to the Agent on behalf of each Lender a commitment fee of Redacted bps on the incremental increase in its Commitment from that in effect prior to the Effective Date, payable on the date of execution of this Amending Agreement.
ARTICLE 6
MISCELLANEOUS
6.1 Ratification
          This Agreement is supplemental to the Credit Agreement and forms part of, and has the same effect as though incorporated in, the Credit Agreement. Except as amended herein, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.
6.2 Further Assurances
          The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.
6.3 Governing Law
          The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

6.4 Time of Essence
          Time shall be of the essence of this Agreement.
6.5 Counterpart Execution
          This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.
          IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

PENGROWTH CORPORATION
Per:	/s/
	Name:	Chris Webster
	Title:	Chief Financial Officer

Per:
Name:
Title:

ROYAL BANK OF CANADA, as Lender
Per:	/s/
Name:
Title:

BANK OF MONTREAL
Per:	/s/
Name:
Title:

THE TORONTO-DOMINION BANK
Per:	/s/
Name:
Title:

Per:
Name:
Title:

NATIONAL BANK OF CANADA
Per:	/s/
Name:
Title:

Per:
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE
Per:	/s/
Name:
Title:

Per:
Name:
Title:

HSBC BANK CANADA
Per:	/s/
Name:
Title:

Per:
Name:
Title:

THE BANK OF NOVA SCOTIA
Per:	/s/
Name:
Title:

Per:
Name:
Title:

ALBERTA TREASURY BRANCHES
Per:	/s/
Name:
Title:

Per:
Name:
Title:

UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH
Per:	/s/
Name:
Title:

Per:
Name:
Title:

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)
Per:	/s/
Name:
Title:

Per:
Name:
Title:

ROYAL BANK OF CANADA, as Agent
Per:	/s/
Name:
Title:

CONSENT AND ACKNOWLEDGEMENT OF GUARANTORS
          The undersigned guarantors hereby consent to the terms of the above First Amending Agreement to the Credit Agreement and the transactions contemplated thereby and confirm that the guarantees and other documents granted by each of the undersigned to the Agent on behalf of the Lenders in connection with the Credit Agreement and to the Operating Lender in connection with the Operating Credit Agreement are in full force and effect. Without limiting the generality of the foregoing, the undersigned guarantors acknowledge that the “Obligations” guaranteed by the guarantors pursuant to the guarantees executed by each of the guarantors include, without limitation, all obligations of the Borrower under the Amended Credit Agreement.
          Dated as of October 2, 2006.

PENGROWTH ENERGY TRUST, by its trustee, Computershare Trust Company of Canada

By: Title:	/s/

By:
Title:

PENGROWTH HOLDINGS TRUST, by its trustee, PENGROWTH CORPORATION

By: Title:	/s/ Chris Webster, Chief Financial Officer

PENGROWTH ENERGY PARTNERSHIP, by its general partner, STELLAR RESOURCES LIMITED

By: Title:	/s/ Chris Webster, Chief Financial Officer

PENGROWTH HEAVY OIL PARTNERSHIP, by its general partner, STELLAR RESOURCES LIMITED

By: Title:	/s/ Chris Webster, Chief Financial Officer

STELLAR RESOURCES LIMITED

By: Title:	/s/ Chris Webster, Chief Financial Officer

CRISPIN ENERGY PARTNERSHIP, by its managing partner, STELLAR RESOURCES LIMITED

By: Title:	/s/ Chris Webster, Chief Financial Officer

1268071 ALBERTA LTD.

By: Title:	/s/ Chris Webster, Vice-President

3174792 NOVA SCOTIA COMPANY

By: Title:	/s/ Chris Webster, Vice-President

3174793 NOVA SCOTIA COMPANY

By: Title:	/s/ Chris Webster, Vice-President

CARSON CREEK OPERATING PARTNERSHIP, by its managing partner, 3174792 NOVA SCOTIA COMPANY

By: Title:	/s/ Chris Webster, Vice-President